

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 19, 2016

Lin Kok Peng
New Asia Energy, Inc.
33 Ubi Avenue 3 07-57
Vertex Tower A Singapore 408868

> **Re: New Asia Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **File No. 000-54171**

Dear Mr. Peng:

We issued comments to you on the above captioned filing on December 18, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 29, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332, Andrew Blume, Staff Accountant, at (202) 551-3254, or me at (202) 551-3737, with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products